SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2008
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC
6-K Item
Press Release dated July 22, 2008
Trinity Biotech Announces Quarter 2 Results
Revenues of US$36.3m and operating profit of US$2.3m
DUBLIN, Ireland (22 July, 2008)... Trinity Biotech plc (NASDAQ: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2008.
Quarter 2 Results
Revenues for quarter 2, 2008 amounted to US$36.3m compared to US$34.3m for quarter 1, 2008, an increase of 6%. This included growth of 20.9% in our Point of Care revenues and 4.3% in our Clinical Laboratory revenues. Compared to quarter 2, 2007, revenues fell by 3%. This decrease in revenues arose in the Point of Care Division and reflects the fact that African HIV sales in the first half of 2007 were particularly strong and have now reverted to more normalised levels. Sales in the Clinical Laboratory Division increased by 4.3% over the same period in 2007.
Operating profit and net profit for the quarter amounted to US$2.3m and US$1.5m respectively. EBITDA & share option expense for the quarter was US$4.6m and US$8.6m for the year to date.
Revenues for the quarter by key product area were as follows:

	2007	2008
	Quarter 2	Quarter 2%
	US$000	US$000	Increase/(decrease)

Clinical Laboratory	30,929	32,260	4.3%
Point of Care	6,507	4,036	(38.0%)

Total	37,436	36,296	(3.0%)

Revenues for the quarter by geographic location were as follows :

	2007	2008
	Quarter 2	Quarter 2%
	US$000	US$000	Increase/(decrease)

Americas	16,908	17,477	3.4%
Europe	11,595	11,806	1.8%
Asia / Africa	8,933	7,013	(21.5)%

Total	37,436	36,296	(3.0)%

Gross profit for the quarter amounted to US$16.2m, representing a gross margin of 45% which compares to a gross margin of 48% for the same period in 2007. The decrease in gross margin reflects the impact of the weakening US dollar and lower sales of higher margin Uni-Gold HIV product.

Research and development expenditure remains at approximately 5% of revenues. Selling, general and administrative expenses of US$11.8m represents a decrease from US$12.3m in quarter 2, 2007. This reduction has been achieved through continued cost control and the impact of the restructuring programme announced in late 2007, which have outweighed the adverse impact of the continued weakening of the US dollar.
Operating profit for the quarter was US$2.3m compared to US$1.8m in quarter 1, 2008, an increase of 30%. Profit after tax was US$1.5m and represented an increase of 44% when compared to quarter 1.
Activities during the quarter
This quarter represented an important quarter for our HIV business, including the following key developments:
•	Increased funding for the fight against HIV/AIDS was announced by President Bush’s PEPFAR programme. This will further drive the level of testing being undertaken in the African market;

•
The results of an independent study published in the Journal of Clinical Microbiology showed far superior performance by Trinity’s Uni-Gold Recombigen test when compared to currently available, FDA approved, CLIA waived rapid HIV tests;

•
The launch of our HIV incidence assay for the detection of recent HIV seroconversion. This product will assist global health agencies in determining how to target their efforts and resources in combating the spread of HIV.

In addition, a number of other milestones were achieved during the quarter as follows:
•
We demonstrated our Destiny Max instrument at the MLTD (Mediterranean League against Thromboembolic Diseases) conference in Athens, Greece. The project is progressing according to schedule and the instrument was well received at the conference;

•	We entered into an agreement with Akers Biosciences to distribute their PIFA Heparin Platelet Factor-4 (HPF4) Rapid Assay in the USA and Germany;

•
In accordance with our restructuring plan announced in December 2007, we ceased production at our facility in Umea, Sweden. These products have now been transferred to our manufacturing facilities in Jamestown, New York and Bray, Ireland.

Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “We have made significant progress this quarter. Revenues have grown by 6% and profit after tax has increased by 44% over the first quarter. We have continued to successfully control costs, with SG&A expenses showing a decrease over quarter 1, notwithstanding a further weakening of the US dollar. We have also been successful at managing our working capital, in particular the levels of inventory and receivables. At the same time, we have enhanced the financial structure of the Company, achieving more favourable timing of debt repayments whilst improving the overall cash position. This comes at a time when we continue to invest in key capital projects which will drive the future growth of the Company. “
Brendan Farrell, CEO, commented, “From a revenue perspective we are happy with our performance this quarter. Revenues from our Clinical Laboratory and Point of Care Divisions have both increased over the previous quarter.

In particular, Point of Care revenues have grown by over 20% when compared to the first quarter of this year. The recent announcement of significantly increased funding under President Bush’s PEPFAR programme for the fight against HIV/AIDS in Africa will provide a significant stimulus to this market. Given Trinity Biotech’s already strong position in this market we are ideally positioned to benefit from this increased funding over the coming years. From a US market perspective we were also particularly pleased that an independent study found that Trinity’s Uni-Gold Recombigen product demonstrated far superior performance compared to other similar products currently on the market. This comes at a time when greater emphasis is being placed on the need for higher product quality and accuracy.
This quarter also contained a number of highlights from a new product perspective. In June we launched our HIV incidence assay which will greatly assist global health agencies in tracking the spread of HIV. This was followed by a new distribution agreement for a rapid test for Heparin Induced Thrombocytopenia and a well received demonstration of our new Destiny Max instrument at the MLTD conference in Athens, Greece.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
(US$’000s except share data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	36,296	37,436	70,548	74,146

Cost of sales	(20,046)	(19,404)	(38,517)	(38,709)
Cost of sales — share based payments	(15)	(14)	(33)	(32)

Gross profit	16,235	18,018	31,998	35,405

Other operating income	99	93	188	165

Research & development expenses	(1,938)	(1,746)	(3,784)	(3,534)
Selling, general and administrative expenses	(11,848)	(12,302)	(23,884)	(24,318)
Indirect share based payments	(235)	(365)	(426)	(707)

Operating profit	2,313	3,698	4,092	7,011

Financial income	28	149	38	358
Financial expenses	(552)	(804)	(1,227)	(1,610)

Net financing costs	(524)	(655)	(1,189)	(1,252)

Profit before tax	1,789	3,043	2,903	5,759

Income tax expense	(280)	(429)	(345)	(234)

Profit for the period	1,509	2,614	2,558	5,525

Earnings per ADR (US cents)	7.3	13.8	12.9	29.1

Diluted earnings per ADR (US cents)	7.3	13.4	12.9	28.4

Weighted average no. of ADRs used in computing earnings per ADR	20,634,975	19,004,451	19,837,083	18,989,692
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June	December
	30, 2008	31, 2007
	US$’000	US$’000
	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	25,574	26,409
Goodwill and intangible assets	107,671	104,928
Deferred tax assets	4,302	3,937
Other assets	925	896

Total non-current assets	138,472	136,170

Current assets
Inventories	42,365	44,420
Trade and other receivables	28,827	25,683
Income tax receivable	571	782
Derivative financial instruments	296	224
Cash and cash equivalents	6,246	8,700

Total current assets	78,305	79,809

TOTAL ASSETS	216,777	215,979

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,070	991
Share premium	159,886	153,961
Retained earnings	(19,876)	(22,908)
Translation reserve	1,458	797
Other reserves	4,765	4,004

Total equity	147,303	136,845

Current liabilities
Interest-bearing loans and borrowings	10,736	15,821
Income tax payable	242	86
Trade and other payables	21,651	24,779
Other financial liabilities	0	2,725
Provisions	100	100

Total current liabilities	32,729	43,511

Non-current liabilities
Interest-bearing loans and borrowings	27,006	26,312
Other payables	73	74
Deferred tax liabilities	9,666	9,237

Total non-current liabilities	36,745	35,623

TOTAL LIABILITIES	69,474	79,134

TOTAL EQUITY AND LIABILITIES	216,777	215,979

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: July 24, 2008